# SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Check the appropriate box:

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[X]   Definitive Proxy Statement

[ ]   Definitive Additional Materials

[ ]   Soliciting Material Pursuant toss.240.14a-11(c) orss.240.14a-12

## NTS REALTY HOLDINGS LIMITED PARTNERSHIP

(Name of Registrant as Specified In Its Charter)

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Gregory A. Wells

(Name of Person(s) Filing Proxy Statement)

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# NTS REALTY HOLDINGS LIMITED PARTNERSHIP

## NOTICE OF
## ANNUAL MEETING OF LIMITED PARTNERS
## AND
## PROXY STATEMENT

Date:   June 13, 2006
Time:   11:00 a.m. Eastern time
Place:  Holiday Inn Hurstbourne
        1325 S. Hurstbourne Parkway
        Louisville, Kentucky 40222

NTS Realty Holdings Limited Partnership
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492

**Notice of Annual Meeting of Limited Partners**
**to be held**
**June 13, 2006**

Dear Limited Partner:

Our annual limited partners' meeting will be held on June 13, 2006, at 11:00 a.m. Eastern time, at the Holiday Inn Hurstbourne located at 1325 S. Hurstbourne Parkway in Louisville, Kentucky 40222. Our annual meeting is held concurrently with the annual meeting of NTS Realty Capital, Inc., our managing general partner. At our annual meeting, we will ask you to:

- elect five directors to our managing general partner's board of directors;

- ratify the selection of Ernst & Young LLP as our independent registered public accountants for 2006; and

- transact any other business that may properly be presented at the annual meeting.

If you were a limited partner of record at the close of business on April 17, 2006, you may vote by proxy or in person at the annual meeting and any postponements or adjournments of the meeting. A list of these limited partners will be available at our offices before the annual meeting.

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope so that your limited partnership units will be represented whether or not you attend the annual meeting.

By order of the Board of Directors,

/s/ Brian F. Lavin

Brian F. Lavin
President and Chief Executive Officer

April 27, 2006

*This proxy statement contains information related to the annual meeting of limited partners of NTS Realty Holdings Limited Partnership ("we," "our," and "us") to be held June 13, 2006, beginning at 11:00 a.m. Eastern time, at the Holiday Inn Hurstbourne located at 1325 S. Hurstbourne Parkway, Louisville, Kentucky 40222, and at any postponements or adjournments thereof. This proxy statement is being mailed to limited partners on or about April 27, 2006.*

## INFORMATION ABOUT THE ANNUAL MEETING

### Information about Attending the Annual Meeting

The board of directors of NTS Realty Capital, Inc., our managing general partner, is soliciting your vote for the 2006 Annual Meeting of Limited Partners. You will be asked to vote on:

- electing five directors to our managing general partner's board of directors;

- ratifying the selection of Ernst & Young LLP as our independent registered public accountants for 2006; and

- transacting any other business that may be properly presented at the annual meeting.

If you own our limited partnership units (the "Units") in more than one account, such as individually and jointly with your spouse, you may receive more than one set of these materials. Please make sure to vote all of your Units. This proxy statement summarizes information we are required to provide to you under the rules of the Securities and Exchange Commission. If you plan on attending the annual meeting of limited partners in person, please contact Rita Martin, Manager of NTS Investor Services, at (800) 928-1492, ext. 544, so that we can arrange for sufficient space to accommodate all attendees.

### Information about Voting

You will have one vote for each Unit that you owned at the close of business on April 17, 2006, which is the record date for the annual meeting. On the record date, there were 11,381,608 Units outstanding, but only 10,667,117 of these Units are entitled to vote at the annual meeting. There is no cumulative voting. A majority of the outstanding Units eligible to vote at the annual meeting, or 5,333,559 Units, must be present to hold the annual meeting. As of April 17, 2006, Mr. J.D. Nichols, one of our directors, beneficially owns 5,736,021 Units eligible to vote at the annual meeting.

You may own Units either directly in your name as the limited partner of record or indirectly through a broker, bank or other holder of record. If your Units are registered directly in your name, you are the holder of record of these Units and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or vote in person at the annual meeting. If you hold your Units in a brokerage account or through a bank or other holder of record, you hold the Units in "street name," and your broker, bank or other holder of record is sending these proxy materials to you. As a holder in street name, you have the right to direct your broker, bank or other holder of record how to vote by filling out the voting instruction form that accompanies your proxy materials.

Your vote is important. You may vote in person or by granting us a proxy to vote on the proposals. To vote by proxy, you must sign, date and return the proxy card in the enclosed envelope. If you grant us a proxy, you may nevertheless revoke your proxy at any time before it is exercised by: (1) sending written notice to us at: 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Gregory A. Wells; (2) providing us with a later-dated proxy; or (3) attending the annual meeting in person and voting your Units. Merely attending the annual meeting, without further action, will not revoke your proxy.

If you return your proxy card, but do not indicate how your Units should be voted, they will be voted "For" in accordance with the board's recommendation for each proposal.

### *Information Regarding Tabulation of the Vote*

Our transfer agent, Registrar & Transfer Company, will tabulate all votes cast at the meeting.

### *Quorum Requirement*

Limited partners owning a majority of our Units that are eligible to vote must be present in person or by proxy in order for action to be taken at the meeting. For these purposes, "abstentions" and "broker non-votes" will be counted as present for determining whether a majority is present. A broker non-vote occurs when Units registered in the name of a broker are not voted because the broker does not have the authority to do so.

### *Information about Votes Necessary for Action to be taken*

Directors are elected by a plurality of the votes cast at the meeting. A properly executed proxy marked "withhold authority" or a broker non-vote with respect to the election of one or more directors will have no effect on the election of the director or directors, but will be counted for purposes of establishing a quorum.

For each other item, the affirmative vote of the holders of a majority of the Units represented in person or by proxy and entitled to vote on the item will be required for approval. A properly executed proxy marked "Abstain" with respect to any such matter will not be voted, although it will be counted for purposes of establishing a quorum. Accordingly, an abstention will have the effect of a vote "Against."

If you hold your Units in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your Units may not be voted on those matters and will not be counted in determining the number of Units necessary for approval. Units represented by "broker non-votes" will, however, be counted in establishing a quorum.

If you are the beneficial owner of Units held by your broker in its name, the broker is permitted to vote your shares on the election of directors and the approval of Ernst & Young LLP as our registered public accountants even if the broker does not receive voting instructions from you.

## PRINCIPAL UNITHOLDERS

### *Limited Partnership Units Owned by Certain Beneficial Owners and Management*

The following table shows, as of the date of this proxy statement, the amount of Units beneficially owned by: (1) persons that beneficially own more than 5.0% of our outstanding Units; (2) each of our directors and executive officers; and (3) our directors and executive officers as a group.

| *Name*[1] | *Amount Beneficially Owned* | *Percentage Beneficially Owned* |
|---|---|---|
| Mark D. Anderson | 0 | 0.00% |
| John Daly | 0 | 0.00% |
| Brian F. Lavin | 0 | 0.00% |
| John S. Lenihan | 0 | 0.00% |
| J.D. Nichols | 6,450,512[2] | 56.67%[3] |
| Brian R. Russell | 0 | 0.00% |
| Gregory A. Wells | 0 | 0.00% |
| NTS Realty Capital, Inc. | 0 | 0.00% |
| NTS Realty Partners, LLC | 714,491[4] | 6.28% |
| All directors/executive officers | 6,450,512 | 56.67% |

---

[1] The address for each of the persons and entities listed above is: 10172 Linn Station Road, Louisville, Kentucky 40223.

[2] These Units are owned of record by Mr. Nichols and certain of his affiliates, including Barbara Nichols (his spouse), Kimberly Nichols Segal and Kara Nichols (his children), trusts for the benefit of his children and other descendants, ORIG, LLC (of which he is the manager), Ocean Ridge Investments, Ltd. (of which he is director of its general partner), BKK Financial, Inc. (in which he has the right to vote all of the voting shares), and NTS Realty Partners, LLC (of which he is the manager).

[3] The Units owned of record by NTS Realty Partners are non-voting Units. In addition, up to 620,000 of the Units owned of record by ORIG, LLC may be voted by plaintiff's counsel from class action litigation involving our predecessors for up to two years from the date of our first distribution to our limited partners.

[4] These Units do not entitle NTS Realty Partners to vote on any matter that comes before our limited partners.

### *Costs of Proxies*

We will pay all costs of soliciting proxies and holding the annual meeting. Proxies will be solicited by our managing general partner's directors and officers and by NTS Development Company's employees. NTS Development Company is an affiliate of our managing general partner and acts as the manager of each of our properties. We will not pay additional compensation to these individuals for these activities. We also intend to request that brokers, banks and other nominees solicit proxies from their principals. We will pay the brokers, banks and other nominees for certain expenses that they incur for these activities.

## *Other Matters*

We are not aware of any other matter to be presented at the annual meeting. Generally, no business aside from the items discussed in this proxy statement may be transacted at the meeting. If, however, any other matter properly comes before the annual meeting as determined by the chairman of the meeting, your proxies are authorized to act on the proposal at their discretion. Generally, for nominations or other business to be properly brought before the annual meeting by one of our limited partners, the limited partner seeking to make a nomination or bring other business before the meeting must provide, among other things, notice thereof in writing to our corporate secretary at our office not less than one hundred and twenty (120) days before the anniversary date on which we first mailed our notice of meeting and proxy materials for the prior year's annual meeting. Therefore, any limited partner desiring to nominate a person for election to our managing general partner's board of directors or to bring any other business before the meeting was required to provide us with notice by December 31, 2005. We did not receive notice of any nominations or proposals prior to that date.

## *Electronic Access/Available Information*

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2005, are available on our Internet website at www.ntsdevelopment.com. We file reports, proxy materials and other information with the Securities and Exchange Commission ("SEC"). These reports, proxy materials and other information can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

# CORPORATE GOVERNANCE PRINCIPLES

Our business is managed under the direction and oversight of our managing general partner's board of directors. Our managing general partner's board has formed an audit committee, which is composed entirely of our independent directors. See "Summary of Our Corporate Governance Principles." The audit committee's function is described below. The members of our managing general partner's board of directors and those members who serve on the audit committee, on the date of this proxy statement are identified below.

| Director | Audit Committee |
|----------|-----------------|
|          |                 |
| Mark D. Anderson | X |
| John Daly | X |
| Brian F. Lavin |  |
| John S. Lenihan | X |
| J.D. Nichols |  |

## *Summary of Our Corporate Governance Principles*

As required by our governing documents and the American Stock Exchange, a majority of our managing general partner's board must be "independent." According to guidelines adopted by our managing general partner's board, a director will not be considered independent if, within the last three years:

- we employed the director as, or a member of the director's immediate family was, an executive officer;

- the director or an immediate family member received more than $60,000 per year in direct compensation from us (excluding amounts paid in the form of director and committee fees);

- the director or an immediate family member was a current partner of our external auditor or was a partner or employee of our predecessors' external auditor during the past three years;

- one of our executive officers serves on the compensation committee of another company that employs the director as an executive officer or that employs an immediate family member of the director as an executive officer;

- the director was an executive officer or employee, or an immediate family member was an executive officer, of a company that made payments to, or received payments from, us which exceed the greater of 5% of the company's gross revenues for that year or $200,000 in any of the most recent three fiscal years; or

- the director was affiliated, directly or indirectly, with NTS Development Company, or any of its affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with, or as an officer or director of NTS Development Company or any of its affiliates.

### *Communicating with Directors*

Limited partners wishing to communicate with our managing general partner's board members may send communications by letter addressed to our corporate secretary at 10172 Linn Station Road, Louisville, Kentucky 40223. Our corporate secretary will review and forward the correspondence to the appropriate person or persons for a response.

### *Code of Conduct and Ethics*

Our managing general partner's board of directors has adopted a Code of Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees. The Code of Conduct establishes policies and procedures that the board believes promote the highest standards of integrity, compliance with the law and personal accountability. Our Code of Conduct is posted on our website at www.ntsdevelopment.com. In addition, a printed copy of the Code of Conduct is available to any of our limited partners without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

### *Nomination of Directors*

In accordance with the American Stock Exchange's corporate governance rules, our managing general partner's board of directors is not required to have a nominating committee comprised solely of independent directors. Instead, identification, consideration and nomination of potential candidates to serve on our managing general partner's board of directors is conducted by the entire board. Our managing general partner's board believes it is in our best interest to avail ourselves of the extensive business and other experience of each member of the board, including directors who may not be deemed "independent" in identifying, evaluating and nominating potential candidates to serve on the board.

In determining the criteria for membership, the board considers the appropriate skills and personal characteristics required in light of the then-current composition of the board and in the context of our perceived needs at the time, including the following experience and personal attributes: financial acumen; general business experience; industry knowledge; diversity; special business experience and expertise; leadership abilities; high ethical standards, independence; interpersonal skills and overall effectiveness. Our managing general partner's board of directors may receive recommendations for candidates from various sources, including the directors, management and limited partners.

Our managing general partner's board of directors will review all recommended candidates in the same manner regardless of the source of the recommendation. Recommendations from limited partners should be in writing and addressed to: NTS Realty Holdings Limited Partnership, 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services, and must include the proposed candidate's name, address, age and qualifications, together with the information required under federal securities laws and regulations. This communication must be received in a timely manner and also include the recommending limited partner's name, address and the number of our Units, and the length of time, beneficially held. See "Notice Concerning Limited Partner Proposals and Nominations."

*Executive Sessions*

In accordance with the applicable rules of the American Stock Exchange, the independent directors of our managing general partner's board of directors meet at least annually in executive session without the presence of the non-independent directors and members of management. During 2005, our independent directors met regularly in executive session.

*Audit Committee*

The audit committee, comprised of our three independent directors, Messrs. Anderson, Daly and Lenihan, assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent registered public accountants; (4) the performance of our internal audit function and independent registered public accountants; (5) the accounting and financial reporting processes and systems of internal accounting; and (6) the evaluation of our risk issues. The board has determined that Mr. Anderson qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission and that each member of the committee is independent in accordance with the standards set forth in the committee's charter and the American Stock Exchange corporate governance rules. The audit committee charter is available on our website at www.ntsdevelopment.com. In addition, a printed copy of the charter is available to any limited partner without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Relations.

**PROPOSAL NO. 1 – ELECTION OF DIRECTORS**

Our managing general partner's board of directors has nominated the persons set forth below to serve as directors. Messrs. Anderson, Daly and Lenihan have been nominated to serve as independent directors. We know of no reason why any nominee will be unable to serve if elected. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or if the board increases the number of directors, the board may fill the vacancy until the next annual meeting of limited partners. The following gives information, provided by the nominees, about their principal occupation, business, experience and other matters:

**Jack Dale ("J.D.") Nichols**. Mr. Nichols has served as chairman of the board of our managing general partner and as manager of NTS Realty Partners LLC, our other general partner, since their respective formation in 2004. He has served as the chairman and chief executive officer of NTS Corporation, as well as its subsidiaries and affiliates, and as a member and chairman of the board of the NTS Mortgage Income Fund. Mr. Nichols obtained a B.S. from the University of Louisville School of Law in 1964 and conducted his undergraduate studies at the University of Kentucky, with a concentration in accounting, marketing, business administration and finance. Mr. Nichols began his career in construction and real estate development in 1965, and since then has overseen the development of more than 8,000 acres of land and 7,000,000 square feet of office, residential, commercial and industrial construction, throughout the southeastern United States. He is a member of the National Association of Home Builders, the Louisville Association of Home Builders and the Louisville Board of Realtors. Mr. Nichols has also served as vice president and director of the Louisville and National Apartment Associations. He is currently a director and past member of the executive committee of Greater Louisville, Inc. (The Metro Chamber of Commerce) and is chairman of the board of the Louisville Regional Airport Authority.

**Brian F. Lavin**. Mr. Lavin has served as the president and chief executive officer of each of NTS Realty Capital and NTS Realty Partners, as well as a director of NTS Realty Capital, since their formation in 2004. Mr. Lavin also has served as the president of NTS Corporation and NTS Development Company since June 1997 and of NTS Mortgage Income Fund since September 1997. From November 1994 through June 1997, Mr. Lavin served as president of Paragon Residential, a division of Paragon Group, Inc., and, prior to 1994, as a vice president of Paragon's Midwest Division. In this capacity, Mr. Lavin directed the development, marketing, leasing, management and financing for Paragon Residential's twelve state multifamily portfolio. Paragon Residential developed and operates multifamily properties with an aggregate of 25,000 units in the Midwest and Southeast sections of the United States. Mr. Lavin has a bachelor's degree in business administration from the University of Missouri. He is also a licensed real estate broker in Kentucky and certified property manager. Mr. Lavin is a member of the Institute of Real Estate Management, council member of the

Urban Land Institute and member of the National Multi-Housing Council. He has served on the boards of directors of the Louisville Science Center, Louisville Ballet, Greater Louisville, Inc., National Multi Housing Council, Louisville Apartment Association, Louisville Olmstead Parks Conservancy, Inc., and currently serves on the board of directors of Greater Louisville, Inc. (the Metro Chamber of Commerce) and the board of overseers for the University of Louisville.

**Mark D. Anderson**.  Mr. Anderson has served as an independent director on our managing general partner's board of directors since December 2004.  Since June 2003, Mr. Anderson has been senior vice president and region manager for Integra Bank, managing their Louisville, Lexington and Indianapolis commercial real estate lending operations. Integra Bank is a $3 billion bank, headquartered in Evansville, Indiana. Prior to joining Integra, Mr. Anderson was vice president and market manager of US Bank commercial real estate division in Louisville. Mr. Anderson is currently and has for the last six years originated investment commercial real estate loans in twelve states and, during that period, offices under his direction have originated loans totaling in excess of $800 million. Loans originated by Mr. Anderson and his offices have ranged in size from $3 million to $61 million and included apartments, office, retail, industrial, hospitality, land acquisition and development, and single-family residential projects. Mr. Anderson has also managed a real estate loan portfolio of $600 million during that period. In addition to direct lending, Mr. Anderson's offices have performed credit enhancement for large real estate secured bond transactions and sold a significant amount of various interest rate derivative products, including caps, collars and swaps. Mr. Anderson's prior experience includes six years with Paragon Group, a national real estate development and management company headquartered in Dallas, Texas, as mid-west regional controller. Also, Mr. Anderson spent five years with Regency Windsor Companies, a privately owned Florida developer of multifamily residential projects. Mr. Anderson is a certified public accountant.

**John Daly**.  Mr. Daly has served as an independent director on our managing general partner's board of directors since December 2004.  Since December 1997, Mr. Daly has been corporate counsel and assistant secretary of YUM! Brands, Inc., the parent of KFC, Taco Bell, Pizza Hut, Long John Silver's and A&W Restaurants, Inc.  From 1990 to 1997, Mr. Daly served as first vice president, counsel and assistant secretary for First Chicago NBD Corporation, the parent of First National Bank of Chicago.

**John S. Lenihan**.  Mr. Lenihan has served as an independent director on our managing general partner's board of directors since December 2004.  He is the founder and managing partner of Rubel Lenihan Properties ("RLP"). Begun in 1982, RLP develops and manages industrial warehouse properties around Louisville International Airport.  In addition, Mr. Lenihan is a licensed real estate agent, actively engaged in both residential and commercial brokerage services. Concurrent with management of RLP, Mr. Lenihan was President of Dixie Beer Distributors (1981-1987) Kentucky's largest beer wholesaler; Omni Air (1981-

1985) Kentucky's largest Part 135 Charter Service; Top Talent (1985-1989) temporary employment service and Harvest Leasing Corporation (1981-1985) equipment leasing.

**RECOMMENDATION OF THE BOARD: The board recommends that you vote "For" the election of all five nominees.**

*Independent Director Compensation*

The independent directors are paid an annual fee of $16,000 plus a fee equal to $500 for each board or audit committee meeting attended by that director. In addition, each independent director is reimbursed by us for any out-of-pocket expenses in connection with attending meetings of the board or audit committee. Messrs. Lavin and Nichols, our managing general partner's non-independent directors, are not entitled to any compensation for their service on the board.

*Meetings of the Board of Directors, Audit Committee and Limited Partners*

During 2005, our managing general partner's board of directors met thirteen times and the audit committee met twelve times. During 2005, all of the directors attended at least seventy-five percent (75%) of the board meetings and audit committee meetings, to the extent applicable.

# AUDIT COMMITTEE REPORT

*The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed with the Securities and Exchange Commission or incorporated by reference into any other filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this Report by reference therein.*

We, the members of the audit committee of NTS Realty Capital, Inc., the managing general partner of NTS Realty Holdings Limited Partnership (the "Company"), represent the following:

(a) The audit committee has reviewed and discussed the Company's audited financial statements with the Company's management;

(b) The audit committee has discussed with the Company's independent auditors the matters required to be discussed by Statement of Accounting Standards 61, as may be modified or supplemented;

(c) The audit committee has received the written disclosures and the letter from the Company's independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with the independent auditors its independence; and

(d) Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.


The Audit Committee

Mark D. Anderson
John Daly
John S. Lenihan


# EXECUTIVE COMPENSATION

As is commonly the case with publicly traded limited partnerships, we are managed by the directors and officers of our managing general partner. In addition, NTS Development Company, an affiliate of our managing general partner, manages our real properties pursuant to the terms of a management agreement with us. All of our property management personnel are employees of NTS Development Company. These officers and employees are compensated for their services by NTS Development Company, in part for their service to us, but do not receive any compensation directly from us. We reimburse NTS Development Company for a portion of the compensation it pays to its officers and employees, except Messrs. Nichols and Lavin, based on the amount of time they spend on our behalf. Pursuant to the terms of our partnership agreement, Messrs. Nichols and Lavin receive no compensation from either NTS Development Company or us for services rendered on our behalf. During 2005, we reimbursed NTS Development Company approximately $499,500 with respect to the compensation it paid to Messrs. Wells and Russell, our managing general partner's executive officers in addition to Mr. Lavin.

## Executive Officers

The board of directors annually elects our executive officers. These officers may be terminated at any time. Listed below is information about our executive officers except for Mr. Lavin, whose biography is included above.

**Gregory A. Wells, 47.** Mr. Wells has served as the chief financial officer and executive vice president of NTS Realty Capital and as executive vice president of NTS Realty Partners. Mr. Wells served as chief financial officer and senior vice president of NTS Realty Capital and senior vice president of NTS Realty Partners from the time of their formation until December 2004. He has also served as senior vice president for NTS Corporation, its subsidiaries and affiliates from July 1999 through December 2004. Mr. Wells is currently chief financial officer and executive vice president for NTS Corporation and its subsidiaries and affiliates. Mr. Wells is the acting chief financial officer for the NTS Mortgage Income Fund, Inc. Mr. Wells is a director of the Hilliard Lyons Government Fund, Inc., serves on the corporations audit committee and is chair of the corporations nominating and governance committee. Mr. Wells is a certified public accountant, a member of the American Institute of Certified Public Accountants, the Virginia CPA Society, Kentucky Society of CPA's, and Financial Executives International. Mr. Wells holds a bachelor's degree in business administration from George Mason University. He currently serves in various leadership positions and committees within the Lincoln Heritage Boy Scout Council. Mr. Wells previously served on the board of directors of The Family Place and chaired its building committee. Prior to joining NTS, Mr. Wells served as senior vice president and chief financial officer of Hokanson Companies, Inc., an Indianapolis-based property management and development firm. Prior to that, Mr. Wells was the chief operating officer of Executive Telecom System, Inc.

**Bryan R. Russell, 45.** Mr. Russell has served as executive vice president of NTS Realty Capital since its formation in 2004. He joined NTS Corporation, its subsidiaries and affiliates, as a vice president in July 1997 and became a senior vice president in July 1999. Mr. Russell is responsible for our commercial and multifamily activities. Prior to joining NTS Corporation, he served as vice president/regional director of Insignia Commercial Group. Mr. Russell holds a bachelor of business administration degree in finance from Texas A & M University, and a M.B.A. from the University of Texas at San Antonio. He has served on the board of directors of the Louisville Chapter of the American Diabetes Association and is a trustee for the Louisville Olmsted Parks Conservancy. Mr. Russell holds the CCIM designation and is a council member of the Urban Land Institute. He is a licensed Kentucky real estate broker and serves as managing broker for us.

## *Certain Relationships and Related Transactions*

As indicated in the "Executive Compensation" section, we have no employees. We entered into a management agreement with NTS Development Company when we completed the merger with our predecessors, NTS-Properties III, NTS-Properties IV, NTS-Properties V, a Maryland limited partnership, NTS-Properties VI, a Maryland limited partnership, and NTS-Properties VII, Ltd. (collectively, the "Predecessor Partnerships"). The initial term of this management agreement was for one year. Under this agreement, during 2005, NTS Development Company was responsible for managing each of our properties and, in return, received an annual fee in most cases equal to 5% of all gross revenues generated by our residential properties and 6% of all gross revenues generated by our commercial properties. This fee was paid monthly. We also reimbursed NTS Development Company for its direct out-of-pocket expenses incurred in operating our properties, including the cost of any goods or services obtained on our behalf from unaffiliated third parties and the salaries or wages of all property management personnel, excluding our managing general partner's chairman, president and chief executive officer.

Pursuant to the terms of the settlement agreement with respect to class action litigation involving the Predecessor Partnerships, the independent directors of our managing general partner reviewed of the terms of our management agreement with NTS Development. In addition, the independent directors engaged a nationally recognized real estate expert to assist them in their review. We and NTS Development entered into an amended and restated management agreement, the terms of which were described in a Form 8-K that we filed with the Securities and Exchange Commission on April 17, 2006. The amended and restated management agreement became effective as of December 29, 2005.

NTS Development Company leases 20,368 square feet in NTS Center, one of our properties, for $14.50 per square foot. The average per square foot rental rate for similar space in NTS Center as of December 31, 2005 was $14.14 per square foot.

NTS Development Company also leased 1,604 square feet in Commonwealth Business Center Phase I, at a rental rate of $5.50 per square foot. The average per square foot rental rate for similar space as of December 31, 2005 was $5.50 per square foot.

## PROPOSAL NO. 2 – RATIFY APPOINTMENT OF ERNST & YOUNG LLP

The audit committee has selected Ernst & Young LLP to serve as our independent registered public accountants for the fiscal year ending December 31, 2006. We traditionally ask our limited partners to ratify the selection even though your approval is not required. Further, even if you do not approve the selection of Ernst & Young LLP, we will not replace them for this fiscal year due to the added expense and delay that would result from replacing them and selecting a new firm. Instead, the audit committee will consider the negative vote as a direction to consider a different firm next year.

A representative of Ernst & Young LLP will attend the annual meeting. This representative will have an opportunity to make a statement if he or she desire to do so, and will be available to respond to appropriate limited partner questions.

**RECOMMENDATION OF THE BOARD: The audit committee recommends that you vote "For" the appointment of Ernst & Young LLP as our independent registered public accountants for the fiscal year ending December 31, 2006.**

### Fees to Independent Registered Public Accountants

The following presents fees for professional services rendered by Ernst & Young LLP for the fiscal years ended December 31, 2005 and 2004. The fees include professional services provided to the Predecessor Partnerships and us.

| Description | Fiscal year ended December 31 | |
| --- | --- | --- |
| | **2005** | **2004** |
| Audit Fees[1] | $366,400 | $984,614 |
| Tax fees[2] | 241,105 | 420,700 |
| All other fees[2] | – | – |
| TOTAL | $607,505 | $1,405,314 |

(1) Audit fees include fees associated with the annual audit of the respective financial statements of the Predecessor Partnerships and us, as well as the review of quarterly reports on Form 10-Q. Audit fees also include fees associated with audit requirements related to various registration statement filings.
(2) Tax fees include fees paid for tax planning, tax return preparation and related tax assistance.
(3) There were no other services or fees provided.

### Approval of Services and Fees

Our audit committee has reviewed and approved all of the fees charged by Ernst & Young LLP, and actively monitors the relationship between audit and non-audit services provided by Ernst & Young LLP. The audit committee concluded that all services rendered by Ernst & Young LLP to the Predecessor Partnerships and us during the years ended December 31, 2005 and 2004, respectively, were consistent with maintaining Ernst & Young LLP's independence. Accordingly, the audit committee has approved all such services provided by Ernst & Young. As a matter of policy, we will not engage our primary independent registered public accountants for non-audit services other than "audit related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting.

Under the policy, the audit committee must pre-approve all services provided by the company's independent registered public accountants and the fees charged for these services including an annual review of audit fees, audit related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the committee will periodically monitor the levels of fees charged by Ernst & Young LLP and compare these fees to the amounts previously approved. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

## PERFORMANCE GRAPH

Our Units were first listed on the American Stock Exchange on December 29, 2004. Therefore, we only have one year of trading history to report. We believe that Glenborough Property Trust, HMG Courtland Properties Inc. and Roberts Realty Investors Inc. are public companies whose businesses are somewhat similar to our business. The chart below compares the approximate value of a $100 investment made on January 1, 2005, assuming the reinvestment of dividends and distributions, and December 31, 2005 for each of the three companies in our peer group and us.

| Issuer | Value at 12/31/05 |
|---|---|
| NTS Realty | $110.51 |
| Glenborough Property | $91.59 |
| HMG | $78.38 |
| Roberts Realty | $97.89 |

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based upon a review of filings with the Securities and Exchange Commission, we believe that, during 2005, all of the directors and executive officers of our managing general partner were late in making their Form 3 filings after our merger with the Predecessor Partnerships, but complied with the remaining reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

## NOTICE CONCERNING LIMITED PARTNER PROPOSALS AND NOMINATIONS

We have not received any limited partner proposals for inclusion in this year's proxy statement. Proposals of limited partners intended to be presented at the 2007 Annual Meeting of Limited Partners, including nominations for directors, must be received by us on or before December 30, 2006, and must satisfy the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934 in order to be considered by our managing general partner's board of directors for inclusion in the form of proxy and proxy statement to be issued by the board for that meeting. All such limited partner proposals should be submitted to us in writing as follows: NTS Realty Holdings Limited Partnership, 10172 Linn Station Road, Louisville, Kentucky 40223 Attention: Rita Martin, Manager of Investor Services.

## ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2005, including financial statements for the same period, accompanies this proxy statement. Our Form 10-K also is available on our website at www.ntsdevelopment.com. In addition, if requested, we will provide you copies of any exhibits to the Form 10-K upon the payment of a fee covering our reasonable expenses in furnishing the exhibits. You can request exhibits to our Form 10-K by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention Rita Martin, Manager of Investor Services.

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YOUR VOTE IS IMPORTANT.  THE PROMPT RETURN OF
PROXIES WILL SAVE US THE EXPENSE OF
FURTHER REQUESTS FOR PROXIES.  PLEASE
PROMPTLY MARK, SIGN, DATE AND RETURN THE
ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

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**PLEASE MARK VOTES AS IN THIS EXAMPLE** ☒

# REVOCABLE PROXY
## NTS REALTY HOLDINGS LIMITED PARTNERSHIP

### ANNUAL MEETING OF LIMITED PARTNERS
#### JUNE 13, 2006
**This Proxy is solicited on behalf of the Board of Directors of our Managing General Partner**

The undersigned hereby appoints Brian F. Lavin and Rosann D. Tafel, and each of them, as Proxies, with the power to appoint their substitutes, and hereby authorizes them to represent and to vote all the Limited Partnership Units of NTS Realty Holdings Limited Partnership held of record by the undersigned on April 17, 2006, at the Annual Meeting of Limited Partners when convened on June 13, 2006, or any adjournment thereof.

ALL ACCOUNTS REGISTERED AS CUSTODIAL OR IRA ACCOUNTS MUST BE SIGNED AND MEDALLION GUARANTEED BY THE ENTITY IN ORDER FOR THE VOTE TO BE PROPERLY ACCEPTED.

|  | For | Against | Withhold Authority |
|---|---|---|---|
| 1. Elect the following five individuals to serve as directors, including three independent directors, of NTS Realty Capital, Inc., our managing general partner, until the next annual meeting or otherwise as provided in our governing documents. | ☐ | ☐ | ☐ |

**Mark D. Anderson, John Daly, Brian F. Lavin, John Lenihan and J.D. Nichols**

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "Withhold Authority" and write that nominee's name in the space provided below.

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|  | For | Against | Abstain |
|---|---|---|---|
| 2. Ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2006. | ☐ | ☐ | ☐ |

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED LIMITED PARTNER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE PROPOSALS SET FORTH HEREIN. In the event that any other matter may properly come before the Annual Meeting, or any adjournment thereof, the Proxies are authorized, in their discretion, to vote on the matter.

When units are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

**Please be sure to sign and date this Proxy in the box below.**

| Date |
|---|
|  |

└─Limited Partner sign above──── Co-partner (if any) sign above─┘

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Detach above card, sign, date and mail in postage paid envelope provided.

## NTS REALTY HOLDINGS LIMITED PARTNERSHIP
### 10172 Linn Station Road • Louisville, Kentucky 40223

**PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.**

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

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